As filed with the Securities and Exchange Commission on December 28, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SPANSION INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

84649R 10 1

(CUSIP Number)

Bertrand F. Cambou

Chief Executive Officer

915 DeGuigne Drive

P.O. Box 3453

Sunnyvale, California 94088

(408) 962-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Tad J. Freese, Esq.

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, California 94111

(415) 391-0600

December 21, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Continued on following pages)

CUSIP No.84649R 10 1	13D	2

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Advanced Micro Devices, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 48,529,403 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 48,529,403 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,529,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No.84649R 10 1	13D	3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMD (U.S.) Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 48,529,403 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 48,529,403 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,529,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No.84649R 10 1	13D	4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMD Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 48,529,403 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 48,529,403 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,529,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of Class A common stock, $0.001 par value per share (each a “Share” and collectively, the “Shares”), of Spansion Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 915 DeGuigne Drive, P.O. Box 3453, Sunnyvale, California 94088.

Item 2. Identity and Background.

This statement is filed by Advanced Micro Devices, Inc., a Delaware corporation (“AMD”), AMD (U.S.) Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of AMD (“AMD US Holdings”), and AMD Investments, Inc., a Delaware corporation and indirect wholly-owned subsidiary of AMD (“AMD Investments”) (each a “Reporting Person,” and collectively, the “Reporting Persons”). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1. The principal executive and business office of each of the Reporting Persons is located at One AMD Place, Sunnyvale, California 94088.

AMD’s primary business is the manufacture and sale of semiconductor products. AMD US Holdings and AMD Investments are holding companies with no independent operations.

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information concerning the directors and executive officers of each of the Reporting Persons is set forth on Annex I hereto.

Item 3. Source and Amount of Funds or Other Consideration.

On April 15, 2003, AMD and Fujitsu Limited, a company incorporated in Japan (“Fujitsu”), formed a Delaware limited liability company named FASL LLC to integrate AMD’s and Fujitsu’s Flash memory businesses. On June 28, 2004, FASL LLC changed its name to Spansion LLC (“Spansion LLC”). As part of the new joint venture, AMD and Fujitsu each contributed various assets to Spansion LLC and became Spansion LLC’s two members. The contribution of assets included certain intellectual property, equipment and real estate. AMD, through AMD Investments, owned 60 percent of the membership interests of Spansion LLC. Fujitsu, through Fujitsu Microelectronics Holding, Inc., a Delaware corporation and wholly-owned subsidiary of Fujitsu (“FMH”), owned 40 percent of the membership interests of Spansion LLC.

On April 13, 2005, the Issuer filed a Registration Statement on Form S-1 (Registration No. 333-124041) under the Securities Act of 1933, as amended, for the initial public offering of shares of its Class A common stock (the “IPO”). The Issuer issued 47,264,000 shares of its Class A common stock upon consummation of its IPO on December 21, 2005.

Shortly prior to the pricing of the IPO, Spansion LLC was reorganized into a corporate structure. The reorganization occurred pursuant to the terms of a Contribution Agreement (the “Contribution Agreement”) dated as of December 13, 2005, among the Issuer, Spansion LLC, AMD, AMD Investments, Fujitsu and FMH, whereby AMD Investments contributed its 60 percent ownership interest in Spansion LLC and certain intellectual property to the Issuer in exchange for 43,529,402 shares of Class A common stock and one share of Class B common stock of the Issuer, and Fujitsu contributed all of the outstanding capital stock of FMH and certain intellectual property to the Issuer in exchange for one share of Class C common stock and 29,019,601 shares of Class D common stock of the Issuer. A copy of the Contribution Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

Immediately prior to the IPO, the Issuer, AMD, AMD Investments, Spansion LLC, Fujitsu and Spansion Technology Inc. (formerly FMH) executed an Exchange Agreement, dated as of December 15, 2005, pursuant to which on December 21, 2005, (1) Fujitsu cancelled $40 million of the aggregate principal amount outstanding under Spansion LLC’s promissory note issued to Fujitsu on June 30, 2003, in exchange for 3,333,333 shares of the Issuer’s Class D common stock and (2) AMD cancelled $60 million of the aggregate principal amount outstanding under Spansion LLC’s promissory note issued to AMD on June 30, 2003, in exchange for 5,000,000 shares of the Issuer’s Class A common stock. The price per share was $12. A copy of the Exchange Agreement is attached hereto as Exhibit 9 and is incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares in contemplation of the IPO in exchange for their membership interests in Spansion LLC, certain intellectual property and the cancellation of certain indebtedness as described in Item 3 above. The Reporting Persons intend to review on a continuing basis their ownership in the Shares in light of the factors discussed herein.

(a), (c) Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of their holdings of the Shares in the open market or in privately negotiated transactions. The Reporting Persons may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional Shares in the open market or in privately negotiated transactions or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things: the price levels of the Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the board of directors of the Issuer; and other future developments. The Reporting persons are subject to restrictions on transfer of their Shares as described under “Stockholder Agreement” and “Lock-Up Agreement” in Item 6.

(b) Not applicable.

(d) See Item 6(b) below.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

(i) Not applicable.

(j) Not applicable.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person will continue to review the business of the Issuer and may in the future propose that the Issuer take one or more of such actions.

Item 5. Interest in Securities of the Issuer.

(a) The Issuer’s common stock consists of four classes of stock, Class A common stock, Class B common stock, Class C common stock and Class D common stock. 95,793,402 shares of Class A common stock are issued and outstanding; one share of Class B common stock is issued and outstanding; one share of Class C common stock is issued and outstanding; and 32,352,934 shares of Class D common stock are issued and outstanding.

The Reporting Persons, comprising a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, beneficially own 48,529,402 shares of the Issuer’s Class A common stock and the one outstanding share of the Issuer’s Class B common stock. In addition, Fujitsu Limited, which also comprises a “group” with the Reporting Persons with respect to matters under the Stockholders Agreement described in Item 6 below, owns one share of the Issuer’s Class C Common Stock and 32,352,934 shares of the Issuer’s Class D common stock, which Class D shares are convertible into Shares upon the earlier of December 13, 2006 and the date the Issuer’s board of directors elects to cause the Class D to convert following a determination that such conversion is in the Issuer’s best interests. Fujitsu beneficially owns approximately 25.2 percent of the Issuer’s total outstanding common stock and 100 percent Issuer’s Class D outstanding common stock.

The Reporting Persons beneficially own approximately 37.9 percent of the Issuer’s total outstanding common stock. The Reporting Persons own approximately 51 percent of the Issuer’s Class A common stock and own 100 percent of the Issuer’s outstanding Class B common stock.

(b) Holders of all classes of the Issuer’s common stock are entitled to one vote per share on all matters to be voted on by stockholders, except that the Issuer’s Class D common stock has no voting rights with respect to the election of directors. Holders of the Issuer’s Class A common stock have the right to elect four directors, the holder of the Issuer’s Class B common stock has the right to elect two directors and the holder of the Issuer’s Class C common stock has the right to elect one director.

The Reporting Persons have sole voting and dispositive power over the Issuer’s Class B common stock, which entitles the Reporting Persons the right initially to elect two directors of the Issuer. Because the Reporting Persons own approximately 51 percent of the Issuer’s Class A common stock, AMD has the right to elect four additional directors of the Issuer, although as described below in Item 6 under “Side Letter Agreement,” AMD has agreed for the period of time prior to the conversion of the Issuer’s Class D common stock into Class A common stock to vote its shares of Class A common stock in the same manner and percentage as the other holders of Class A common stock with respect to the election of directors by holders of shares of Class A common stock. The one share of Class B common stock will convert automatically into one share of Class A common stock in the event that (i) AMD’s aggregate ownership interest in the Issuer falls below ten percent of the outstanding shares of its capital stock, as calculated on an as-converted to common stock basis, or (ii) AMD transfers its shares of Class B common stock to any person other than an AMD affiliate. Fujitsu owns the one outstanding share of the Issuer’s Class C common stock, which gives Fujitsu the right to elect one director and to the knowledge of the Reporting Persons has sole voting power over its 32,352,934 shares of the Issuer’s Class D voting stock. The one share of Class C common stock will convert automatically into one share of Class A common stock in the event that (i) Fujitsu’s aggregate ownership interest in the Issuer falls below ten percent of the outstanding shares of its capital stock, as calculated on an as-converted to common stock basis, or (ii) Fujitsu transfers its shares of Class C common stock to any person other than a Fujitsu affiliate.

(c) See Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Stockholders Agreement

AMD and AMD Investments entered into a Stockholders Agreement as of December 21, 2005, with Fujitsu and the Issuer, which imposes certain restrictions and obligations on AMD, AMD Investments and Fujitsu and their respective shares of the Issuer’s common stock and provides for certain matters pertaining to the Issuer’s management and governance. Pursuant to the Stockholders Agreement, AMD, AMD Investments and Fujitsu agree to vote all shares of common stock held by them or their affiliates so as to cause:

•	after the conversion of the Class D common stock, the election of each Class A director proposed for election by the Nominating Committee of the Issuer’s Board;

•	for so long as each of AMD and Fujitsu, or their respective affiliates, own at least 15 percent of the Issuer’s capital stock, the election of the Issuer’s Chairman of the Board:

•	to be the Issuer’s Class C director, subject to approval of a majority of the Issuer’s Class B directors, until the Issuer’s 2007 annual stockholders meeting, provided,

however, that until the Issuer’s 2007 annual stockholder meeting (but not thereafter) the holder of Class C Common Stock may, at its discretion select any Class B director, instead of the Class C Director, as the Chairman of the Board;

•	from the Issuer’s Class B directors, subject to approval of the Issuer’s Class C director, from the Issuer’s 2007 annual stockholders meeting until the Issuer’s 2010 annual stockholders meeting; and

•	from either the Issuer’s Class B directors or Class C director, with the right to elect rotating every three years.

Pursuant to the Stockholders Agreement, the Issuer agrees to allow AMD or Fujitsu, as the case may be, to have one representative attend the Issuer’s board meetings as a non-voting participant for so long as such stockholder owns at least five percent of the Issuer’s capital stock, on an as converted to common stock basis.

The Stockholders Agreement also provides that neither stockholder can transfer any shares, except to majority-owned subsidiaries, until the earlier of one year from the date of the Issuer’s initial public offering or the conversion of the Class D common stock. In addition, neither stockholder can transfer shares in an amount equal to or greater than one percent of the then outstanding common stock to any entity whose principal business competes with the Issuer, without first obtaining the consent of the non-transferring stockholder, such consent not to be unreasonably withheld after June 30, 2007.

Pursuant to the Stockholders Agreement, the Issuer granted these stockholders the right to request the Issuer to register all or any part of their shares of Class A common stock under the Securities Act of 1933. In addition, subject to specific limitations, these stockholders have rights to request that their shares be included in any registration of the Issuer’s common stock that the Issuer initiates.

With the exception of board observer rights and registration rights, the Stockholders Agreement will terminate when each party’s aggregate ownership interest in the Issuer falls below ten percent. A copy of the Stockholders Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

Certificate of Incorporation

The Issuer’s Certificate of Incorporation provides for division of the Issuer’s board of directors into three classes as nearly equal in size as possible with staggered three-year terms. Holders of the Issuer’s Class A common stock have the voting power to elect four directors. The holder of the Issuer’s Class B common stock, AMD Investments, has the voting power to elect two directors, provided its aggregate ownership interest in the Issuer is at least 35 percent, and has the voting power to elect one director if its aggregate ownership interest in the Issuer is less than 35 percent but is at least ten percent. The holder of the Issuer’s Class C common stock, Fujitsu, has the voting power to elect one director, provided its aggregate ownership interest in the Issuer is at least ten percent. Holders of the Issuer’s Class D common stock have no voting power to elect directors.

Any vacancy of a Class B or Class C director may be filled only by the affirmative vote of the remaining Class B or Class C directors even if less than a quorum of the board, or by a sole remaining Class B or Class C director, or if no Class B or Class C director remains, by the holder of the Class B or Class C common stock, voting separately as a class. However, at the time that there occurs a reduction in the number of Class B or Class C directors eligible to serve on the board of directors, then upon the affirmative vote of the majority of directors, any such vacancies may be filled with that number of additional directors elected at the direction of the Class A common stock needed to maintain seven directors serving on the board. Otherwise, any vacancy on the Issuer’s board of directors, including a vacancy resulting from an enlargement of the Issuer’s board of directors, may be filled only by the affirmative vote of a majority of the directors then in office. A copy of the Issuer’s Certificate of Incorporation is attached hereto as Exhibit 4 and incorporated herein by reference.

Bylaws.

The Issuer’s Bylaws provide that for so long as AMD and Fujitsu maintain specified ownership levels in the Issuer’s common stock, the Issuer will not take certain actions specified in its Bylaws without the prior consent of AMD and Fujitsu. These consent rights include, among other things:

•	Joint Ventures and Strategic Alliances. For so long as AMD’s or Fujitsu’s aggregate ownership interest is at least 22.5 percent, the Issuer shall not enter into any joint venture, strategic alliance or similar arrangement:

•	with an integrated electronics manufacturer having the majority of its assets in Japan and annual semiconductor revenue in excess of one hundred billion yen;

•	prior to June 30, 2007, relating to manufacturing, memory product design or CMOS product development that involve actual or potential contribution of cash or assets by the Issuer to such joint venture or to a third party exceeding $50 million in any fiscal year or $250 million in the aggregate over the life of the joint venture or arrangement, excluding arrangements for providing foundry services with entities that derive more than 75 percent of their revenue from foundry services or arrangements for the assembly, pack, mark and test of semiconductor devices; or

•	relating to activities unrelated to manufacturing, memory product design or CMOS process development that involve the actual or potential contribution of cash or assets by the Issuer exceeding $200 million in any fiscal year or $1 billion in the aggregate over the life of the joint venture or arrangement.

•	Conduct New Unrelated Business. For so long as AMD’s or Fujitsu’s aggregate ownership interest is at least 20 percent, the Issuer shall not engage in or undertake any material activity unrelated to the Issuer’s current Flash memory business.

•	Amendment of Subsidiary Charter Documents. For so long as AMD’s or Fujitsu’s aggregate ownership interest is at least 15 percent, the Issuer shall not amend the charter documents of any of the Issuer’s subsidiaries if such amendment would adversely and disproportionately impact either AMD or Fujitsu.

•	Amendment of Certificate of Incorporation and Bylaws Provisions. For so long as AMD’s or Fujitsu’s aggregate ownership interest is at least ten percent, the Issuer shall not amend its Certificate of Incorporation or Bylaws.

•	Facility Closings. For so long as AMD or Fujitsu owns shares of the Issuer’s common stock, the Issuer shall not shut down operations at JV3 (as defined in the Bylaws) or any facilities of the non-manufacturing organization of the Issuer’s wholly-owned subsidiary, Spansion Japan Limited (“Spansion Japan”), before April 1, 2007, or shut down operations at JV1 or JV2 (as defined in the Bylaws) before April 1, 2007 without giving AMD and Fujitsu six months advance notice or shut down operations at the Issuer’s assembly and test facility in Kuala Lumpur, Malaysia before April 1, 2007 without giving AMD and Fujitsu three months advance notice.

•	Headcount Reductions. For so long as AMD or Fujitsu owns shares of the Issuer’s common stock, the Issuer shall not reduce headcount at JV1, JV2 or JV3 by more than ten percent prior to April 1, 2007 or reduce headcount at any facilities of the non-manufacturing organization of Spansion Japan by more than 15 percent prior to April 1, 2007.

A copy of the Issuer’s Bylaws is attached hereto as Exhibit 5 and incorporated herein by reference.

Non-Competition Agreement

AMD entered into a Non-Competition Agreement as of December 21, 2005, with Fujitsu and the Issuer. Pursuant to the Non-Competition Agreement, AMD agrees not to directly or indirectly engage in a business that manufactures or supplies standalone semiconductor devices (including single chip, multiple chip or system devices) containing only Flash memory, which is the business in which the Issuer primarily competes. AMD agrees that if it acquires a business that has a division or other operations that manufactures or supplies standalone semiconductor devices (including single chip, multiple chip or system devices) containing only Flash memory, AMD will provide the Issuer with a right of first offer to acquire the competing division or operations. AMD is required to use its commercially reasonable efforts to divest the competing division or operations if the Issuer does not purchase them. Furthermore, AMD also agrees not to solicit the Issuer’s employees without the Issuer’s prior written consent. These non-competition obligations of AMD will last until the earlier of (i) the dissolution of the Issuer, and (ii) two years after the date on which AMD’s ownership interest in the Issuer is less than or equal to five percent. A copy of the Non-Competition Agreement is attached hereto as Exhibit 6 and incorporated herein by reference.

Lock-Up Agreement

AMD and AMD Investments have entered into Lock-Up Agreements with Citigroup Global Markets Inc. and Credit Suisse First Boston LLC (together, the “Underwriters”), as representatives of the several underwriters for the Issuer’s initial public offering, for a period of 180 days from December 15, 2005. Pursuant to the Lock-Up Agreements, AMD and AMD Investments will not, without the prior written consent of the Underwriters, dispose of or hedge any shares of the Issuer’s common stock or any securities convertible into or exchangeable for the Issuer’s common stock. The Underwriters in their sole discretion may release any of the securities subject to AMD’s or AMD Investments’ Lock-Up Agreement at any time without notice. A copy of the Lock-Up Agreements is attached hereto as Exhibit 7 and incorporated herein by reference.

Side Letter Agreement

AMD is party to a Side Letter with the Issuer, dated November 21, 2005, which provides that prior to the conversion of the Issuer’s Class D common stock into Class A common stock, AMD will vote its shares of the Issuer’s Class A common stock in the same manner and percentage as the other holders of Class A common stock with respect to the election of directors by holders of shares of Class A common stock. A copy of the Side Letter is attached hereto as Exhibit 8 and incorporated herein by reference.

12.75% Senior Subordinated Unsecured Notes

On December 21, 2005, Spansion LLC issued to AMD $175,000,000 aggregate principal amount of its 12.75% Senior Subordinated Notes due 2016 pursuant to a Purchase Agreement, which is filed as Exhibit 10 and incorporated herein by reference. The terms and conditions of the senior subordinated notes and related matters are set forth in an indenture, dated as of December 21, 2005, by and between Spansion LLC and Wells Fargo Bank, N.A., as trustee, which is filed as Exhibit 11 and incorporated herein by reference. A specimen of Spansion LLC’s 12.75% Senior Note due 2016 is filed as Exhibit 12 and is incorporated herein by reference.

Except as described above, none of the Reporting Persons have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies).

See also Item 3 above.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated December 21, 2005, among Advanced Micro Devices, Inc., AMD (U.S.) Holdings, Inc. and AMD Investments, Inc.

Exhibit 2	Contribution Agreement, dated as of December 13, 2005, among Advanced Micro Devices, Inc., Fujitsu Limited, AMD Investments, Inc., Fujitsu Microelectronics Holding, Inc., Spansion LLC and Spansion Inc., which is incorporated by reference to Exhibit 10.1 to Spansion Inc.’s Report on Form 8-K filed with the SEC on December 21, 2005.

Exhibit 3	Amended and Restated Stockholders Agreement of Spansion Inc., dated as of December 21, 2005, among Advanced Micro Devices, Inc., Fujitsu Limited, AMD Investments, Inc. and Spansion Inc., which is incorporated by reference to Exhibit 10.3 to the Report on Form 8-K filed by Advanced Micro Devices, Inc. with the SEC on December 21, 2005.

Exhibit 4	Amended and Restated Certificate of Incorporation of Spansion Inc., which is incorporated by reference to Exhibit 3.1 to Spansion Inc.’s Report on Form 8-K filed with the SEC on December 21, 2005.

Exhibit 5	Amended and Restated Bylaws of Spansion Inc., which is incorporated by reference to Exhibit 3.2 to Spansion Inc.’s Report on Form 8-K filed with the SEC on December 21, 2005.

Exhibit 6	Amended and Restated Non-Competition Agreement, dated as of December 21, 2005, among Advanced Micro Devices, Inc., AMD Investments, Inc., Fujitsu Limited and Spansion Inc., which is incorporated by reference to Exhibit 10.13 to the Report on Form 8-K filed by Advanced Micro Devices, Inc. with the SEC on December 21, 2005.

Exhibit 7	Lock-Up Agreement, dated November 30, 3005, among AMD Investments, Inc. and Citigroup Global Markets Inc. and Credit Suisse First Boston LLC, as representatives of the several underwriters, and dated December 1, 2005, among Advanced Micro Devices, Inc. and Citigroup Global Markets Inc. and Credit Suisse First Boston LLC, as representatives of the several underwriters.

Exhibit 8	Letter Agreement, dated December 21, 2005, between Advanced Micro Devices, Inc. and Spansion Inc.

Exhibit 9	Exchange Agreement, dated as of December 15, 2005, among Advanced Micro Devices, Inc., Fujitsu Limited, AMD Investments, Inc., Spansion Technology Inc., Spansion LLC and Spansion Inc., which is incorporated by reference to Exhibit 10.2 to Spansion Inc.’s Report on Form 8-K filed with the SEC on December 21, 2005.

Exhibit 10	Purchase Agreement, dated as of December 21, 2005, between Spansion LLC and Advanced Micro Devices, Inc.

Exhibit 11	Indenture, dated as of December 21, 2005, between Spansion LLC, Spansion Inc. and Spansion Technology Inc. and Wells Fargo Bank, N.A., as trustee, which is incorporated by reference to Exhibit 4.3 to Spansion Inc.’s Report on Form 8-K filed with the SEC on December 21, 2005.

Exhibit 12	Specimen of Spansion LLC’s 12.75% Senior Note due 2016, which is incorporated by reference to Exhibit 4.4 to Spansion Inc.’s Report on Form 8-K filed with the SEC on December 21, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2005	ADVANCED MICRO DEVICES, INC.

	By:	/s/ Hollis M. O’Brien
	Name:	Hollis M. O’Brien
	Title:	Corporate Vice President and Secretary

Date: December 28, 2005	AMD (U.S.) HOLDINGS, INC.

	By:	/s/ Hollis M. O’Brien
	Name:	Hollis M. O’Brien
	Title:	Vice President and Secretary

Date: December 28, 2005	AMD INVESTMENTS, INC.

	By:	/s/ Hollis M. O’Brien
	Name:	Hollis M. O’Brien
	Title:	Vice President and Secretary

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated December 21, 2005, among Advanced Micro Devices, Inc., AMD (U.S.) Holdings, Inc. and AMD Investments, Inc.

Exhibit 2	Contribution Agreement, dated as of December 13, 2005, among Advanced Micro Devices, Inc., Fujitsu Limited, AMD Investments, Inc., Fujitsu Microelectronics Holding, Inc., Spansion LLC and Spansion Inc., which is incorporated by reference to Exhibit 10.1 to Spansion Inc.’s Report on Form 8-K filed with the SEC on December 21, 2005.

Exhibit 3	Amended and Restated Stockholders Agreement of Spansion Inc., dated as of December 21, 2005, among Advanced Micro Devices, Inc., Fujitsu Limited, AMD Investments, Inc. and Spansion Inc., which is incorporated by reference to Exhibit 10.3 to the Report on Form 8-K filed by Advanced Micro Devices, Inc. with the SEC on December 21, 2005.

Exhibit 4	Amended and Restated Certificate of Incorporation of Spansion Inc., which is incorporated by reference to Exhibit 3.1 to Spansion Inc.’s Report on Form 8-K filed with the SEC on December 21, 2005.

Exhibit 5	Amended and Restated Bylaws of Spansion Inc., which is incorporated by reference to Exhibit 3.2 to Spansion Inc.’s Report on Form 8-K filed with the SEC on December 21, 2005.

Exhibit 6	Amended and Restated Non-Competition Agreement, dated as of December 21, 2005, among Advanced Micro Devices, Inc., AMD Investments, Inc., Fujitsu Limited and Spansion Inc., which is incorporated by reference to Exhibit 10.13 to the Report on Form 8-K filed by Advanced Micro Devices, Inc. with the SEC on December 21, 2005.

Exhibit 7	Lock-Up Agreement, dated November 30, 3005, among AMD Investments, Inc. and Citigroup Global Markets Inc. and Credit Suisse First Boston LLC, as representatives of the several underwriters, and dated December 1, 2005, among Advanced Micro Devices, Inc. and Citigroup Global Markets Inc. and Credit Suisse First Boston LLC, as representatives of the several underwriters.

Exhibit 8	Letter Agreement, dated December 21, 2005, between Advanced Micro Devices, Inc. and Spansion Inc.

Exhibit 9	Exchange Agreement, dated as of December 15, 2005, among Advanced Micro Devices, Inc., Fujitsu Limited, AMD Investments, Inc., Spansion Technology Inc., Spansion LLC and Spansion Inc., which is incorporated by reference to Exhibit 10.2 to Spansion Inc.’s Report on Form 8-K filed with the SEC on December 21, 2005.

Exhibit 10	Purchase Agreement, dated as of December 21, 2005, between Spansion LLC and Advanced Micro Devices, Inc.

Exhibit 11	Indenture, dated as of December 21, 2005, between Spansion LLC, Spansion Inc. and Spansion Technology Inc. and Wells Fargo Bank, N.A., as trustee, which is incorporated by reference to Exhibit 4.3 to Spansion Inc.’s Report on Form 8-K filed with the SEC on December 21, 2005.

Exhibit 12	Specimen of Spansion LLC’s 12.75% Senior Note due 2016, which is incorporated by reference to Exhibit 4.4 to Spansion Inc.’s Report on Form 8-K filed with the SEC on December 21, 2005.

Annex I

Name, Principal Occupation and Business Address of Each Director of Advanced Micro Devices, Inc.

Hector de J. Ruiz, Chairman of the Board of Directors, President and Chief Executive Officer, Advanced Micro Devices, Inc., One AMD Place, M.S. 68, Sunnyvale, California 94088

W. Michael Barnes, retired, One AMD Place, M.S. 68, Sunnyvale, California 94088

Bruce L. Claflin, President, Chief Executive Officer and member of the Board of Directors of 3Com Corporation, 350 Campus Drive, Marlboro, Massachusetts 01752

H. Paulett Eberhart, retired, One AMD Place, M.S. 68, Sunnyvale, California 94088

David J. Edmondson, President and Chief Executive Officer and member of the Board of Directors of RadioShack Corporation, Mail Code CF3-101, Fort Worth, Texas 76102

Robert B. Palmer, retired, One AMD Place, M.S. 68, Sunnyvale, California 94088

Leonard M. Silverman, Fred O’Green Chair in Engineering, University of Southern California, University of Southern California, Electrical Engineering Department, Los Angeles, California 90089

Morton L. Topfer, Castletop Capital, 5000 Plaza on the Lake, Suite 170, Austin, Texas 78746

Name, Principal Occupation and Business Address of Each Executive Officer of Advanced Micro Devices, Inc.

The business address of each executive officer of Advanced Micro Devices, Inc. is AMD Place, M.S. 68, Sunnyvale, California 94088.

Hector de J. Ruiz, Chairman of the Board of Directors, President and Chief Executive Officer

William T. Edwards, Senior Vice President, Chief Innovation Officer

Thomas M. McCoy, Executive Vice President, Legal Affairs, and Chief Administrative Officer

Derrick R. Meyer, President and Chief Operating Officer, Microprocessor Solutions Sector

Henri Richard, Executive Vice President and Chief Sales and Marketing Officer

Robert J. Rivet, Executive Vice President and Chief Financial Officer

Harry Wolin, Senior Vice President and General Counsel

Name, Principal Occupation and Business Address of Each Director and Executive Officer of AMD (U.S.) Holdings, Inc. and AMD Investments, Inc.

The business address of each director and executive officer of AMD (U.S.) Holdings, Inc. and AMD Investments, Inc. is AMD Place, M.S. 68, Sunnyvale, California 94088.

Robert J. Rivet (President and Director, AMD (U.S.) Holdings, Inc. and AMD Investments, Inc.), Executive Vice President and Chief Financial Officer, Advanced Micro Devices, Inc.

Hollis M. O’Brien (Vice President, Secretary and Director, AMD (U.S.) Holdings, Inc. and AMD Investments, Inc.), Corporate Vice President and Secretary, Advanced Micro Devices, Inc.

J. Michael Woollems (Vice President, Treasurer and Director, AMD (U.S.) Holdings, Inc. and AMD Investments, Inc.), Corporate Vice President, Tax, Advanced Micro Devices, Inc.

All of the foregoing officers and directors of Advanced Micro Devices, Inc., AMD (U.S.) Holdings, Inc. and AMD Investments, Inc. are citizens of the United States.

During the last five years, none of the foregoing officers and directors of Advanced Micro Devices, Inc., AMD (U.S.) Holdings, Inc. and AMD Investments, Inc. has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.